Filed Pursuant to Rule 433

Registration No. 333-233119

Pricing Term Sheet
October 10, 2019

Issuer:	American Honda Finance Corporation

Security:	Floating Rate Medium-Term Notes, Series A

Issuer Senior Long-Term Debt	Moody’s Investors Service, Inc.: A2 (stable outlook)

Ratings*:	Standard & Poor’s Ratings Services: A (stable outlook)

CUSIP/ISIN:	02665WDE8 / US02665WDE84

Trade Date:	October 10, 2019

Original Issue Date:	October 15, 2019 (T+2)

Stated Maturity Date:	February 15, 2022

Principal Amount:	$500,000,000

Interest Category:	Regular Floating Rate Note

Interest Rate Basis:	LIBOR

Designated LIBOR Page:	Reuters Page LIBOR01

Index Maturity:	3 Month, except for the initial interest rate, which shall be 1 Month

Initial Interest Rate:	The initial interest rate will be based on 1 Month LIBOR determined on October 11, 2019 plus the Spread, accruing from October 15, 2019; interest rates thereafter will be based on 3 Month LIBOR plus the Spread.

Initial Interest Reset Date:	November 15, 2019

Interest Reset Dates:	Each Interest Payment Date

Interest Determination Date:	The second London Banking Day preceding each Interest Reset Date

Interest Payment Frequency:	Quarterly

Interest Payment Dates:	Each February 15, May 15, August 15 and November 15, beginning on November 15, 2019 (short first coupon), and on the Stated Maturity Date

Spread:	+45 bps

Designated LIBOR Currency:	U.S. dollars

Price to Public:	100.000%

Commission:	0.0933%

Net Proceeds to Issuer:	99.9067% / $499,533,500

Day Count Convention:	Actual/360

Business Day Convention:	Modified Following (adjusted); provided, however, if the Stated Maturity Date falls on a day that is not a Business Day, the payment of principal and interest that is due on the Stated Maturity Date will be made on the next succeeding Business Day, and no interest on such payment will accrue for the period from and after the Stated Maturity Date to the date of that payment on the next succeeding Business Day

Record Dates:	15th calendar day, whether or not a Business Day, preceding the related Interest Payment Date

Calculation Agent:	Deutsche Bank Trust Company Americas

Business Days:	New York and London

Minimum Denominations:	$2,000 and $1,000 increments thereafter

Principals:	Mizuho Securities USA LLC SG Americas Securities, LLC

DTC Number:	2396 – Mizuho Securities USA LLC 286 – SG Americas Securities, LLC

*	A securities rating is not a recommendation to buy, sell or hold securities and may be changed or withdrawn at any time.

This term sheet supplements the prospectus supplement dated August 8, 2019 and the related prospectus dated August 8, 2019; capitalized terms used in this term sheet, but otherwise not defined, shall have the meanings assigned to them in the related prospectus supplement and prospectus.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the aforementioned prospectus and prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the web at www.sec.gov. Alternatively, the issuer, Mizuho Securities USA LLC or SG Americas Securities, LLC will arrange to send you the aforementioned prospectus, the prospectus supplement and the applicable pricing supplement if you request them by calling Mizuho Securities USA LLC toll-free at 1-866-271-7403 or SG Americas Securities, LLC toll-free at 1-855-881-2108.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

Confidential